SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 INHIBITEX, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45719T103
            --------------------------------------------------------
                                 (CUSIP Number)


                                  April 3, 2006
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No. 45719T103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Felix J. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF           5     SOLE VOTING POWER
SHARES
BENEFICIALLY              -0-
OWNED BY            ------------------------------------------------------------
EACH                6     SHARED VOTING POWER
REPORTING
PERSON                    482,996
WITH                ------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                          -0-
                    ------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          482,996
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      482,996
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

CUSIP No. 45719T103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Julian C. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF           5     SOLE VOTING POWER
SHARES
BENEFICIALLY              -0-
OWNED BY            ------------------------------------------------------------
EACH                6     SHARED VOTING POWER
REPORTING
PERSON                    482,996
WITH                ------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                          -0-
                    ------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          482,996
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      482,996
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1(a)   Name of Issuer:

            Inhibitex, Inc

Item 1(b)   Address of Issuer's Principal Executive Offices:

            9005 Westside Parkway
            Alpharetta, Georgia 30004

Item 2(a)   Name of Person Filing:

            This Schedule 13G is being filed jointly by Felix J. Baker and Julian C. Baker (the "Reporting Persons").

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Name                             Business Address
            ----                             ----------------

            Felix J. Baker                   667 Madison Avenue
                                             New York, NY 10021

            Julian C. Baker                  667 Madison Avenue
                                             New York, NY 10021
Item 2(c)   Citizenship:

            Each of the Reporting Persons is a United States citizen.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e)   CUSIP Number:

            45719T103

Item 3.     If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c),
            check whether the person filing is a:   N/A

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.

      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


                               Page 4 of 8 Pages

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Set forth below is the aggregate number of shares of Common Stock held and shares that may be acquired upon the exercise of Warrants as of the date hereof by each of the following, together with the percentage of the outstanding shares of Common Stock that such number represents based upon 30,252,000 shares outstanding according to information received from the Company on June 27, 2006.

                                                Number of       Percent of Class
      Name                                        Shares          Outstanding
      ----------------------------------        ---------       ----------------
      Baker Bros. Investments, L.P.               14,622              0.1%
      Baker Bros. Investments II, L.P.            14,049              0.1%
      Baker Biotech Fund I, L.P.                 146,267              0.5%
      Baker Brothers Life Sciences, L.P.         296,110              0.9%
      14159, L.P.                                  5,536              0.0%
      Baker/Tisch Investments, L.P.                6,412              0.0%
      ----------------------------------        ---------       ----------------
      Total                                      482,996              1.6%

            By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


                               Page 5 of 8 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The entities listed in Item 4 above are investment funds the investors in which have the right to receive dividends, interest and the proceeds of sale of securities owned by such funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 6 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

June 28, 2006


                                          /s/ Felix J. Baker
                                          ----------------------------
                                          Felix J. Baker


                                          /s/ Julian C. Baker
                                          ----------------------------
                                          Julian C. Baker


                               Page 7 of 8 Pages

                                    AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on
Schedule 13G relating to the Common Stock of Inhibitex, Inc is being filed with the Securities and Exchange Commission on behalf of each of them.

June 28, 2006


                                          /s/ Felix J. Baker
                                          ----------------------------
                                          Felix J. Baker


                                          /s/ Julian C. Baker
                                          ----------------------------
                                          Julian C. Baker


                               Page 8 of 8 Pages